

Mail Stop 4628

April 24, 2017

Via E-mail
Domenic Dell'Osso, Jr.
Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

    Re: Chesapeake Energy Corporation
           Form 10-K for Fiscal Year Ended December 31, 2016
           Filed March 3, 2017
           File No. 1-13726

Dear Mr. Dell'Osso:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed February 23, 2017

Exhibit 99.1 – Fourth Quarter and Full Year Earnings Press Release

1.   Comment number 3 from our letter dated May 19, 2016 addressed the calculation of non-GAAP adjusted net income (loss) per share for periods that reflected GAAP net loss and non-GAAP adjusted net loss and indicated that the number of shares used for the non-GAAP calculation should be determined in a manner consistent with GAAP. Although the circumstances in the quarterly period ended December 31, 2016 period have changed as you reported adjusted net income per share, the number of shares used in this calculation should also be determined in a manner consistent with GAAP. Therefore, it appears the adjusted net income per share calculation should be revised to include antidilutive shares excluded from the calculation of GAAP net loss per share for the three months ended December 31, 2016. The individual reconciling adjustments on a per-share

basis should clearly indicate whether they are determined based on the shares utilized for GAAP purposes or the shares utilized for non-GAAP purposes.

2. We note you have included an adjustment for "income tax benefit" in your reconciliation of adjusted net income (loss) for the three months and year ended December 31, 2016. Explain both the nature of this adjustment and how you have provided for the income tax effects of each of the other non-GAAP adjustments. Refer to Question 102.11 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources